July 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	THL Credit, Inc. – File No. 814-00789
Rule	17g-1(g) Fidelity Bond Filing

Dear Sir or Madam:

On behalf of THL Credit, Inc. (the “Corporation”), a company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Section 17(g) of the 1940 Act and Rule 17g-1 thereunder:

a) a Certificate of the Secretary of the Corporation containing the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), attached hereto as Exhibit A, approving the amount, type, form and coverage of the joint insured fidelity bond (the “Bond”) and a statement as to the period for which premiums have been paid;

b) a copy of the extension of the policy period from June 29, 2020 to September 19, 2020 of the Bond, attached hereto as Exhibit B; and

c) a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C.

The Corporation would have provided and maintained a single insured bond in the amount of at least $900,000 had it not been named as an insured under a joint insured bond. The Corporation will continue to pay its portion of a premium, as approved by the Corporation’s Board of Directors, for a $1.0 million bond for the policy period June 29, 2020 to September 19, 2020.

Very truly yours,

THL Credit, Inc.

/s/ Sabrina Rusnak-Carlson
Sabrina Rusnak-Carlson
Secretary

EXHIBIT A

CERTIFICATE

The undersigned, Sabrina Rusnak-Carlson, Secretary of THL Credit, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond extension (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and together with other executive officers of the Corporation has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4. Premiums are being paid for the period June 29, 2020 to September 19, 2020.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 28th day of July, 2020.

/s/ Sabrina Rusnak-Carlson
Sabrina Rusnak-Carlson
Secretary

EXHIBIT A

Ratification of Joint Investment Fidelity Institution Bond

WHEREAS, THL Credit, Inc. (the “Company”) is insured under an investment company blanket bond issued by AON Corporation (the “Bond”) insuring the Company as well as First Eagle Alternative Credit, LLC (“FEAC”), against loss in the cumulative aggregate amount of $1,000,000;

WHEREAS, the Board ratifies entry into such Bond based on its prior determination of the adequacy of the Bond based on due consideration to (1) the amount and type of coverage provided by the Bond, (2) the value of the assets of the Company which any person covered by the Bond may have access, (3) the type and terms of the arrangements made by the Company for the custody and safekeeping of its assets of each of the Company, (4) the nature of the securities in the Company’s portfolio, (5) the nature and method of conducting the operations of the Company and (6) the accounting procedures and controls of Company; and

WHEREAS, the Board has considered the portion of the premium to be paid by the Company with due consideration to: (1) the number of other parties named as insured; (2) the nature of the business activities of such other parties named as insured; (3) the amount of the Bond; (4) the amount of the premium for the Bond; (5) the basis for allocation of the premium among all parties named as insureds; (6) the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay if it had provided and maintained a single insured bond.

RESOLVED, that $1,000,000 is determined to be a reasonable amount of fidelity bond coverage to be maintained by the Company in accordance with Section 17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940, as amended (the “1940 Act”);

RESOLVED, that the form of the Bond is ratified and approved;

RESOLVED, that the Board approves changing the broker of record on the Bond from AON Corporation to Marsh and authorizes the Company’s officers to execute any documents relating to such change in broker;

RESOLVED, that the proposed portion of the premium for the Bond shall be allocated as follows: (i) 75% to the Company for the first $900,000 of coverage, (ii) 25% to FEAC for the first $900,000 of coverage and (iii) 100% to FEAC for the remaining $100,000 of incremental coverage; such allocation is fair and reasonable; and is ratified and approved.

EXHIBIT B

Policy Transaction Invoice

Producer:	Customer

Michael White MARSH USA INC 1166 AVENUE OF THE AMERICAS NEW YORK, NY 10036 (212) 345-0122	First Eagle Alternative Credit, LLC 100 Federal Street, Floor 31 Boston, MA 02110

Branch Code: 912	Customer Number: 697931
Producer Number: 739921

Continental Insurance Company hereby submits the following Statement for Policy #652012475 for First Eagle Alternative Credit, LLC Policy Period: From 06/29/2019 to 09/19/2020.

Policy Effective Date	Gross Premium	Commission 15.0% (BND)	Counter- Signature Fee	Total Taxes	Total Surcharges	Amount Due
6/29/2020	$2,240.00	$336.00	$0.00	$0.00	$0.00	$1,904.00

* Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

Continental Casualty Company

23453 Network Place

Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance

Phone: (212) 440-3247

FOR BILLING QUESTIONS CONTACT BILLING & COLLECTIONS: 1-877-574-0540

This amount will also appear on the CNA monthly statement for this producer number.

AMEND DECLARATIONS PAGE RIDER

It is agreed that:

The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an “X”:

☒ Item 1.	THL Credit Inc. and First Eagle Alternative Credit, LLC (herein called ‘Insured’) 100 Federal Street, Floor 31 Boston, MA 02110

☒ Item 2.	Bond Period: from 12:01 a.m. on 06/29/2019 to 12:01 a.m. on 09/19/2020
☐ Item 3	The Aggregate Liability of the Underwriter during the Bond Period shall be $
☐ Item 4	Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $
and the Single Loss Deductible is $
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$—	$—
Insuring Agreement (E)—SECURITIES	$—	$—
Coverage on Partners (Form No. 14 only)	$—	$—
Optional Insuring Agreements and Coverages:	$—	$—

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
23	652012475	First Eagle Alternative Credit, LLC	06/29/2020

Countersigned by
Authorized Representative

Accepted:

AMEND DECLARATIONS PAGE—DISCOVERY FORM

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25. ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER. REVISED TO JUNE, 1990.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
23	652012475	First Eagle Alternative Credit, LLC	06/29/2020

Countersigned by
Authorized Representative

EXHIBIT C

THL CREDIT, INC.

THE CREDIT ADVISORS LLC

JOINT D&O INSURANCE POLICY AGREEMENT

&

FIDELITY BOND ALLOCATION AGREEMENT

AGREEMENT, made as of the 29th day of June, 2019 between THL Credit, Inc. and THL Credit Advisors LLC (each an “Insured” and together, the “Insureds”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the Insureds’ joint Directors and Officers/Errors and Omissions Liability Insurance Policy (the “Policy”) and Joint Investment Fidelity Institution Bond (the “Bond”).

The undersigned hereby agree to pay the portion of the premiums for the Policy and the Bond in the amounts, as applicable, based upon the proportions as set forth on Annex A hereto.

The undersigned herby agree that in the event recovery is received under the Policy as a result of a loss sustained by one or more of the Insureds, each Insured entitled to share in such recovery shall receive an equitable and proportionate share of the recovery.

THL CREDIT, INC.

/s/ Christopher J. Flynn
Name:	Christopher J. Flynn
Title:	Chief Executive Officer

THL CREDIT ADVISORS LLC

/s/ Terrence W. Olson
Name:	Terrence W. Olson
Title:	Chief Operations Officer & Chief Financial Officer

ANNEX A

Policy Allocation:

Insured	Percentage of Premiums
THL Credit, Inc.	75%

THL Credit Advisors LLC	25%

Bond Allocation:

Insured	Percentage of Premiums
THL Credit, Inc.	75% for the first $900,000 of coverage and 0% for the remaining $100,000 of incremental coverage

THL Credit Advisors LLC	25% for the first $900,000 of coverage and 100% for the remaining $100,000 of incremental coverage